7 DAYS GROUP HOLDINGS LIMITED APPOINTS NEW CHIEF OPERATING OFFICER

GUANGZHOU, CHINA – March 8, 2012 - 7 Days Group Holdings Limited (“7 Days Group” or the “Company”) (NYSE: SVN), a leading and fast growing national economy hotel chain based in China, today announced the appointment of Yuezhou Lin as Chief Operating Officer, effective March 9, 2012.

Mr. Lin currently serves as 7 Days’ Senior Vice President and Chief Information Officer.Since joining the Company in 2004, he has played an integral role in the development of 7 Days’ industry-leading IT and e-Commerce systems and membership platforms.In addition to his responsibilities managing 7 Days’ IT function, Mr. Lin has held leadership rolesin business development, marketing, construction and management of the 7 Days Club loyalty program. Prior to his tenure at 7 Days, Mr. Lin spent 11 years at Guangzhou Wanxun Computer Software Co., Ltd. where he served as deputy general manager. Mr. Lin received a bachelor’s degree in computer science from Sun Yat-Sen University in China.

Mr. Alex Nanyan Zheng, 7 Days Group’s Chief Executive Officer, said, “I am very pleased to announce Yuezhou’s transition into the role of Chief Operating Officer. Throughout his tenure with 7 Days, Yuezhou has held senior leadership roles in several key areas in addition to IT, providing him with broad exposure to our operations. As CIO, he played a critical role in the development and evolution of our technology platforms to meet the needs of our rapidly expanding hotel chain and membership base. The in-depth knowledge of 7 Days that Yuezhou has gained in his various positions at the Company position him to further improve our operational platforms, drive efficiency across our organization, and enable us to execute on our expansion strategy.”

About 7 Days Group Holdings Limited

7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

Safe-Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, the statements relating to the expected contributions of the new Chief Operating Officer to the improvement of the Company’s operations and efficiency, and the Company’s ability to execute its strategies. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For a discussion of important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 7 of the Company’s 2010 Annual Report on Form 20-Ffiled with the SEC on May 4, 2011, which is available on the SEC’s website at www.sec.gov.

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Contacts:

Investor Contact:

Vivian Chen, Investor Relations Director
7 Days Group Holdings Limited
+86-20-8922-5858

IR@7daysinn.cn

Investor Relations (HK):
Mahmoud Siddig, Managing Director
Taylor Rafferty
Tel: +852 3196-3712

7DaysInn@taylor-rafferty.com

Investor Relations (US):

Kelly Gawlik, Director

Taylor Rafferty

+1 (212) 889-4350
7DaysInn@taylor-rafferty.com

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